SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 11, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibits 1 and 2 and incorporated by reference herein are the Registrant's News Releases dated January 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   January 11, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  January 11, 2005

Tan Range Files for Patent Protection for Unique Biogeochemical Protocol

The Company is pleased to report that it has submitted a patent application under international intellectual property laws pertaining to an internally-developed biogeochemical protocol for mineral exploration.

The patent application covers species selection, field sampling techniques, the training of samplers, data recording and a number of related procedures.

This geochemical protocol has successfully confirmed the presence of gold values beneath overburden in the Lake Victoria Greenstone Belt (“LVGB”) of Tanzania.

According to Tan Range Chairman and CEO, Jim Sinclair, “We have proved that the technique works in areas with known gold potential and are now busy applying this effective protocol elsewhere in the LVGB.”

“Tan Range has  a huge 121 mineral licenses, approximately 8000 square kilometer, land position in this world-class greenstone belt. The Company’s evaluation of its mineral potential, as all companies in the LVGB, has been hindered somewhat by the presence of extensive overburden. We have good reason to believe that this protocol will - in conjunction with other exploration techniques – allow us to quickly and at significantly lower cost  establish mineral potential and develop drill targets on our holdings under surface cover. Under deep mbuga soil common in Tanzania where no other technique at a rational costs applies, this protocol functions effectively, quickly and cheaply.” he said.

Six studies have been conducted over known gold deposits in the Lake Victoria region and the Company is confident that biogeochemistry will also be effective in identifying elements that commonly occur in diamondiferous kimberlites.

Sinclair noted that the Company’s improved target selection capability has been further enhanced with the purchase of a combination RAB/RC (Rotary Air blast/Reverse Circulation) drill which should be fully operational in the LVGB in February of 2005.

“I am confident that biogeochemistry will enable the Company’s technical staff to increase their confidence level in established targets and identify new ones that will be further evaluated with conventional exploration techniques prior to drilling. It has been the company’s business plan to deal on a royalty basis a significant amount of mineral licenses, acquire a quite large package of prospective mineral properties based on established exploration protocol then with our own custom designed drill equipment, drillers and unique application of biogeochemistry cover fully this land mass. I feel that with the success of this strategy the protocol itself and sample preparation laboratory in Mwanza will have meaningful value as a profit center.”

Sinclair emphasized that the patent application development is part of a broader strategy for the creation of a gold and diamond royalty company that will be uniquely positioned to capitalize on rising commodity prices.  “We intend to become a financial company that will see payments under its various royalty agreements escalate with rising commodity.”

“Rather than purchase production royalties on the open market I firmly believe we can discover economic mineral deposits more cheaply on our own and with the assistance of well-heeled industry partners. Our most recent corporate initiatives in the field of biogeochemistry and the purchase of a new drill rig will facilitate and hasten this process,” he said.

Sinclair added that the primary thrust of management “has been to optimize the Company’s assets in the LVGB to facilitate the discovery of economically viable mineral deposits.” In order to accomplish this, the Company has negotiated  option agreements with qualified industry partners that will generate work commitment payments in the early stages of exploration, escalating annual rental payments, plus advanced royalty payments and sliding scale royalty income at full production, he noted.

In selecting this particular strategy, Sinclair emphasized that the Company will avoid excessive dilution of shareholders’ equity that is typically associated with meeting the capital obligations of mine development as a fully participating partner.

As a royalty holder, however, the Company also has a flexible revenue stream (cash or gold), immediate payment upon production, low overhead costs (because it is not involved in mining or mineral processing), royalty payments that are not affected by higher operating costs and inflation, and a direct interest in any exploration upside free of capital obligations.

“It’s a wonderful, yet uncommon, recipe for success. I know of no other company having taken this route nor on such a scale,” he said, adding: “We’ve pulled out all the stops to ensure the realization of our strategy unfolds in a manner that will allow all shareholders to benefit in a period of rising commodity prices. I envision, assuming continued success, a financial company with an income stream based on escalating scale royalties agreements developed out of exploration using standard and unique exploration protocols being considered in the market place as a proxy for commodity price inflation that results from major reserve currency depreciation as has occurred in general commodity prices and US dollar recently.

On Behalf of the Board of Directors

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility

For the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  January 11, 2005

Tan Range Announces Appointment of

Dr. Norman Betts, FCA to its Board of Directors

The Company is pleased to announce the appointment of Dr. Norman Betts to its Board of Directors.

Dr. Betts is an Associate Professor, Faculty of Administration, University of New Brunswick (UNB) Canada and is a Fellow of the New Brunswick Institute of Chartered Accountants (FCA). He also serves as a director and chair of the Audit Committee of Minacs Worldwide Inc. and Slam Exploration Ltd. in addition to being a director and member of the Audit Committee of New Brunswick Power Corporation.

He is a co-chair of the Board of Trustees of the UNB Pension Plan for Academic Employees and is a director of the Nature Conservancy for the Atlantic region.

A former Finance Minister and Minister of Business with the Province of New Brunswick, Dr. Betts was awarded a PhD in Management from the School of Business at Queen’s University in Kingston, Ontario in 1992.

Tan Range Chairman and CEO, Jim Sinclair, said, “the Company is fortunate to be able to draw from the talents of Dr. Betts and its other board members who include distinguished mineral industry professionals, financial and accounting experts, and a corporate law and governance specialist.”

“We have tremendous depth on our board and this is certain to enhance the Company’s business and growth prospects in the years ahead,” Sinclair emphasized.

“The Company’s strategy of developing royalty income from its asset base in the Lake Victoria Greenstone Belt of Tanzania and becoming a proxy for commodity price inflation in a depreciating US dollar market will prove itself in the next few years,” he added.

“The appointment of Dr. Betts to our board will expedite the process of achieving our primary objective of becoming a royalty company that will be truly unique within its peer group.”

On Behalf of the Board of Directors

“James E. Sinclair”

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.